UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 30, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING

HELD ON MARCH 26, 2015

Date, Time and Place: Held on March 26, 2015, at 8:00AM, by videoconference, centered at Fidêncio Ramos Street, no 302, 3rd and 4th (part) floors, Vila Olímpia, City of São Paulo, State of São Paulo.

Call notice: The Board of Directors members were dully called pursuant the item 6 of its Rules of Procedures.

Attendance: The totality of the members of the Board of Directors: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Julio Cesar Maciel Ramundo, Marcos Barbosa Pinto and Raul Calfat.

Presiding:	José Luciano Duarte Penido — Chairman of the Board of Directors. Claudia Elisete Rockenbach Leal — Secretary

Agenda: (i) Consign recommendations to the Extraordinary General Meeting of the Company, to be held on April 28, 2015.

Resolutions: After discussion and analysis of the matters included on the Agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors in order to:

(i)         To consign recommendations to the Extraordinary General Meeting of the Company, to be held on April 28, 2015, in accordance with the terms below and the Exhibit I — By-Laws with the proposed amendments:

a)   Amend the wording of Article 4 of the Company’s By-laws, in order to best describe part of the activities already realized by the Company, as well as to include new activities that the Company intends to develop, in accordance with the Company’s strategy to maximize the efficiency of its main activities.

b)   Amend the wording of Articles 17 and 21 of the Company’s By-laws to establish as an attribution of the Board of Directors to approve the Policy of Authorities, in which will be fixed the limits and the power of authorities, being this Policy related to the Board of Directors and Board of Officers, respectively.

c)   Restate the Company’s By-laws, in order to include in the By-laws’ wording the suggested amendments, if they were accepted.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directos); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Julio Cesar Maciel Ramundo, Marcos Barbosa Pinto and Raul Calfat and, also, Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, March 26, 2015

We certify that the present instrument is a true copy of the Minutes of the Extraordinary Board of Directors Meeting held on March 26, 2015, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

EXHIBIT I - BY-LAWS WITH THE PROPOSED AMENDMENTS

BY-LAWS

FIBRIA CELULOSE S.A.

CHAPTER I - CORPORATE NAME, PRINCIPAL PLACE OF BUSINESS, DURATION AND BUSINESS PURPOSE

Article 1 - FIBRIA CELULOSE S.A., a joint stock company registered as a publicly-held company, is governed by these By-laws and the legal provisions that are applicable thereto.

§ 1- Upon admission of the Company into the special listing segment called Novo Mercado at BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, Managers and members of the Fiscal Council, when established, shall be subject to the provisions of BM&FBOVESPA Novo Mercado Listing Regulations (“Novo Mercado Regulations”).

§ 2- The provisions of the Novo Mercado Regulations shall prevail over the statutory provisions, in the events of harm to the rights of recipients of public offerings provided in these By-laws.

Article 2 — The place of business and jurisdiction of the Company shall be in the city of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd and 4th (part) floors, Vila Olímpia Corporate building, Tower B, Vila Olímpia, Postal Code 04551-010, ~~Alameda Santos, No 1357, 6º floor,~~ and it may open branch offices, establishments and offices anywhere in Brazil or abroad.

Article 3 — The duration of the Company is for an indefinite term.

Article 4 — The Company’s purposes are:

a) manufacture, wholesale and retail of pulp, paper, ~~cardboard~~ and any other products derived from said materials, whether their own or third parties’;

b) formation and exploitation of own or third parties’ forests, directly or by means of agreements with companies specialized in silviculture and forest management ~~wholesale and retail~~

c) management and implementation of afforestation and reforestation projects, by itself or third parties, including the management of all agricultural activities that enable the production, supply and provision of raw material to the manufacture of pulp and any other ~~the, of~~ products intended to the processing of timber, biomass and residues and ~~printing use in general~~derived from said materials;

~~c~~d) exploitation of forest production support activities;

e) exploitation of biomass processing, distribution and sale activities;

f) energy production, distribution and sale;

g) development and management of real estate projects, including the purchase and sale of properties, division and subdivision of plots of land;

h) exploitation of all manufacture and marketing activities directly or indirectly related to its business purpose;

~~d~~i) import of goods and commodities relating to its business purposes;

~~e~~j) export of products manufactured by the Company and third parties;

~~f~~k) representation on its own behalf or third parties’ behalf;

~~g~~l) equity interest in other companies, in Brazil or abroad, of any type and business purpose, as a partner or shareholder;

m~~h~~) provision of administrative, organizational and financial services to related companies ~~or third parties;~~

~~i) management and implementation of afforestation and reforestation projects, by itself or third parties, including the management of all agricultural activities that enable the production, supply and provision of raw material to the manufacture of pulp, paper, cardboard and any other products derived from said materials; and~~ n) provision of technical services by means of consulting and advisory to its controlled companies or third parties.

CHAPTER II - CAPITAL STOCK AND SHARES

Article 5 - The capital stock, fully subscribed and paid in, is nine billion, seven hundred and forty-million, seven hundred and seventy-seven thousand, one hundred and seventy-nine Reais and fifty-nine cents (R$9,740,777,179.59), divided into five hundred and fifty-three million, nine hundred and thirty-four thousand, six hundred and forty-six (553,934,646) common shares, all of which are book-entry registered shares without par value.

§ 1 - The capital stock is exclusively divided into shares, the issue of preferred shares being not allowed.

§ 2 — The shares are indivisible before the Company and each share shall entitle to one (1) vote in the resolutions of Shareholders Meetings.

§ 3 — The shareholders shall have preemptive rights in the subscription to shares upon capital increases in the proportion of their respective equity interests.

§ 4 — The new shares resulting from any capital increase shall be entered and credited to the deposit accounts held on behalf of shareholders with the depositary financial institution within the maximum term of sixty (60) days counted as of the date of publication of the minutes of the corresponding Shareholders Meeting.

§ 5 — The issue of founder shares by the Company shall not be allowed.

Article 6 — The capital stock may be increased, pursuant to Article 168 of Law No. 6404/76, upon the issue of up to one hundred and fifty million (150,000,000) new common shares, by resolution of the Board of Directors, irrespectively of statutory amendment.

§ 1 — It shall be incumbent upon the Board of Directors to establish the price and the quantity of shares to be issued, as well as the payment term and conditions; however, the subscription in assets shall be contingent upon the approval of a valuation report by the Shareholders Meeting, pursuant to the law.

§ 2 — Under the limit of authorized capital stock, the Board of Directors may:

a) decide on the issue of subscription warrants;

b) in accordance with the plan approved by the Shareholders Meeting, grant a share call option to the Company’s managers or employees or a company under its control, without the shareholders being entitled to preemptive rights in the purchase of such shares, in compliance with the annual limit of one percent (1%) of the capital stock for granting of options and the limit of five percent (5%) of the capital stock for the total of options granted; and

c) approve capital increase upon the capitalization of profits or reserves, either with or without stock dividends.

§ 3 — Upon the issue of shares and debenture stock, or subscription warrants, whose placement is made by sale in stock exchange or public subscription, the preemptive right for former shareholders may be excluded or the term for exercising it may be reduced.

§ 4 — The exclusion of preemptive right for former shareholders or the reduction of the term for the exercise thereof shall not apply to the issue of a subscription warrant when the latter is assigned as a fringe benefit to subscribers to shares or debenture stock.

CHAPTER III - MANAGEMENT

Article 7 — The Company shall be managed by a Board of Directors and an Executive Board, with the powers and attributions assigned by law and these By-laws.

§ 1 — Without prejudice to all the other duties provided in these By-laws and the legislation, the new managers who are elected for the Company (Officers and members of the Board of Directors) shall, previously to their taking of office, subscribe to the Instrument of Consent of Managers, the Agreement of Participation in the Novo Mercado, made by the Company, its controlling shareholders and managers with BM&FBOVESPA, whereby they shall undertake to comply with the rules stated therein.

§ 2 — The positions of chairman of the board of directors and chief executive officer or main executive of the Company may not be occupied by the same person.

SECTION I - BOARD OF DIRECTORS

Article 8 - The Board of Directors is comprised of, at least, five (5) and, at most, nine (9) permanent members and the same number of alternates, who are elected and removable by the Shareholders Meeting, with a unified term of office of two (2) years, which shall start upon execution of the instrument of taking of office drawn up in an appropriate book.

§ 1 — At least 20% of the elected directors (and respective alternates) shall be Independent Directors, pursuant to the definition of the Novo Mercado Listing Regulations, and expressly declared as such in the minutes of the Shareholders Meeting in which they are elected.

§ 2 - Director (s) elected according to the right provided by Article 141, Paragraphs 4 and 5 of Law No. 6404/76 shall be deemed independent director(s).

§ 3 — When the application of the percentage defined in Paragraph 1 above results in a fractionated number of directors, the rounding up to the integer: (i) immediately above if the fraction is equal to or greater than five tenths (0.5); or (ii) immediately below, if the fraction is lower than five tenths (0.5).

§ 4 — In the election of members of the Board of Directors and their respective alternates, irrespectively of the election process that may be adopted, any shareholder that wishes to appoint a candidate and/or respective alternate who is not an integrating member of the Board of Directors shall notify the Company in that regard, in writing, within up to ten (10) days before the holding of the Meeting, indicating the name, qualification and professional curriculum of each one and attaching to the notice an instrument signed by the candidate attesting to his acceptance to compete for the position. The Company, as soon as it receives the appointment, shall send to the Stock Exchange, insert in a worldwide web page and make available to shareholders at the Company’s headquarters a document bearing the name, qualification and the curriculum of the candidate(s).

§ 5 — Except for upon election by multiple votes, the candidate and/or alternate appointed by any shareholder pursuant to Paragraph 4 above shall, mandatorily, integrate a proposed slate as provided in Article 16, Paragraphs 2 and 3.

Article 9 - The members of the Board of Directors may be reelected, and shall, otherwise, remain in their positions until the taking of office by their alternates.

Article 10 - The Board of Directors shall have a Chairman and may have a Vice-Chairman, appointed by the same Shareholders Meeting that elects the members of the Board of Directors, or at a meeting of the very Board of Directors.

Article 11 - In compliance with the provision of Article 16 of these By-laws, the permanent members of the Board of Directors, and the respective alternates thereto, shall be elected by simple majority of votes of the shareholders attending the Meeting.

Sole paragraph — The taking of office by the members of the Board of Directors and the Executive Board shall be contingent upon previous subscription to the Instrument of Consent of Managers pursuant to the provisions of the Novo Mercado Regulations, as well as compliance with the applicable legal requirements.

Article 12 — The replacement of members of the Board of Directors, temporarily or by virtue of vacancy in the position, shall occur as follows:

I — upon hindrance of a permanent member, the alternate thereto shall fill such vacancy until the hindrance ceases;

II — upon vacancy in the position of effective member, the alternate thereto shall take his position until the first Shareholders Meeting is held, which shall elect the alternate;

III - upon simultaneous or successive vacancy in the positions of effective member and the alternate thereto, all the other members of the Board of Directors shall appoint their alternates, who shall occupy the position until the first Shareholders Meeting, whereupon the alternates thereto shall be definitively elected;

IV — upon absence or temporary hindrance of the Chairman of the Board, his functions shall be temporarily exercised by the Vice-Chairman of such a body; and

V - upon vacancy in the position of Chairman of the Board of Directors, the Vice-Chairman of the Board shall take office as interim Chairman of the board and shall immediately call a Shareholders Meeting in order to fill the vacant position and for election of a new Chairman of the Board of Directors.

Article 13 - The Board of Directors shall meet four (4) times a year, and, extraordinarily, at any time, in accordance with the statutory requirements or when required for the corporate interests.

Sole paragraph — At the meetings of the Board of Directors, the attendance of any of the members may occur by teleconference, videoconference or any other means of communication that allows the identification of said member and the simultaneous communication with all the other persons attending the meeting. In such case, the members of the Board of Directors shall be regarded as present to the meeting and shall execute the corresponding minutes.

Article 14 - The meetings of the Board of Directors shall be presided by its Chairman or by another director appointed by the attendees and anyone appointed by the latter shall act as a secretary. Minutes shall be drawn up on the meetings in the appropriate book.

Article 15 - The meetings of the Board shall be established with half of its members plus one, and the resolutions shall be made by majority of votes of the attending directors, and it shall be incumbent upon the Chairman or the alternate thereto, in addition to his own vote, to also cast the casting vote upon a tie.

Article 16 — Except for the adoption of the process of multiple votes, pursuant to Paragraphs 5 through 7 below and Article 141 of Law No. 6404/76, the election of members of the Board of Directors shall occur in a slate system, the individual voting in candidates not being allowed.

§ 1 - A slate comprised of the members of the Board shall always be appointed to reelection, as proposed by the Board of Directors, in compliance with the following rules:

a) if any member of the Board fails, by his own decision or hindrance, to integrate the slate, it shall be incumbent upon the Board of Directors to fill it up;

b) the Company’s management shall, within up to 30 days before the date scheduled for the Shareholders Meeting, send to the Stock Exchange, insert in a worldwide web page and make available to shareholders at the Company’s headquarters a document bearing the name, qualification and the curriculum of the candidates to members integrating the slate made up pursuant to this paragraph.

§ 2 — Any other shareholder, or set of shareholders, is allowed to propose an opposite slate for the Board of Directors, in compliance with the following rules:

a) the proposal shall be informed in writing to the Company within up to 10 days before the date for which the Meeting is convened, and the presentation of more than one slate by the same shareholder or set of shareholders shall not be allowed;

b) the communication shall bear the information and documents stated in subparagraph “b”, Paragraph 1 of Article 16, with specification of members, as well as an instrument signed by the candidates attesting to their acceptance to compete for the position;

c) as soon as a proposal for an alternative slate is received from any shareholder (or group of shareholders), such as set forth in subparagraph “b” immediately above, the Company’s management shall send to the Stock Exchange, insert in a worldwide web page and make available to shareholders at the Company’s headquarters a document bearing the name, qualification and the curriculum of the candidates to members integrating the alternative slate presented.

§ 3- The same person may integrate two or more distinct slates, including that referred to by Paragraph 1.

§ 4 — Each shareholder may only vote in a slate and the candidates of the slate receiving the greatest number of votes at the Shareholders Meeting shall be deemed elected.

§ 5 — In the election of the members of the Board of Directors the shareholders representing the minimum percentage set forth in the main provision of Article 141 of Law No. 6404/76 (in compliance with the reduction of said percentage stated in CVM Instruction No. 165/91, amended by CVM Instruction No. 282/98) shall be allowed to request the adoption of a process of multiple vote within up to 48 hours before the data for which the Meeting is convened.

§ 6 - The Company shall, immediately after receiving the request, publish a notice to shareholders informing that (i) the election shall be made by the process of multiple vote and (ii) the candidates to permanent members of the Board of Directors shall be those integrating the slates addressed by Paragraphs 1 and 2 of this Article, as well as the candidate who has been appointed by any shareholder, in compliance with the provision of Article 8, Paragraph 4 of these By-laws.

§ 7 — Upon requesting the adoption of multiple vote, every shareholder shall be entitled to concentrate the votes on a single candidate or share them among several candidates. The members receiving the greatest quantity of votes shall be deemed elected.

Article 17 — In addition to all the other attributions provided in these By-laws, it shall be incumbent upon the Board of Directors:

I — to establish the general direction of the Company’s businesses;

II — to elect, remove and replace, at any time, the members of the Executive Board, by establishing their attributions;

III — to establish the criteria for individual distribution of the remuneration allowance approved by the Shareholders Meeting, among its own members and those of the Executive Board;

IV — to inspect the administration of the Executive Board and the Officers;

V — to convene Shareholders Meetings in the events provided in the law or when it deems appropriate;

VI — to approve the expansion plans;

VII — to authorize the intermediate profit sharing, as anticipation of the annual dividends;

VIII — to approve the payment or credit of interest on owned capital to shareholders;

IX — to select and remove independent auditors;

X — to establish the price of issue of shares upon capital increases by public or private subscription, also establishing all the other terms to which the issue is subject;

XI — to prepare and present to the regular Shareholders Meeting the annual corporate activities report, accompanied by the financial statements legally-required in every fiscal year;

XII — to decide on the issue of shares and subscription warrants within the authorized limit set forth in Article 6;

XIII — to submit to the Shareholders Meeting a proposal of the granting plan of share call options to the Company’s managers or employees;

XIV — to authorize (a) the acquisition of shares issued by the Company for purposes of cancelation or to be held in treasury and (b) the disposal of shares held in treasury:

XV — to authorize the disposal or encumbrance of properties of the Company, in amounts exceeding the limit established by the Policy of Authorities approved by the Board of Directors. All other cases of exchanges and donations are excluded and shall be approved by the Board of Directors regardless of the amount ~~in any total amount in excess of twenty million Reais (R$20,000,000.00), in any fiscal year~~;

XVI — to authorize the provision of guarantees in favor of third parties, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors. Any guarantees provided in favor of companies or entities controlled by the Company itself, individually or jointly, and any guarantees of any kind whatsoever granted in legal proceedings to which the Company or its controlled companies are  a party are excluded and shall require authorization from the Board of Directors;

XVII — to authorize the execution of financial transactions by~~any legal business that is binding upon~~ the Company, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors;

XVIII — to authorize the execution of any legal business that is binding upon the Company or that exempts third parties from liability to the Company, ~~whenever~~ in individual amounts per transaction ~~involved are greater~~ exceeding the limit established by the Policy of Authorities approved by the Board of Directors, with due regard for the provisions in item XIX of this article. The Pulp Sale Agreements are excluded as they require approval from the Board of Directors ~~to one hundred and twenty million Reais (R$120,000,000.00), with due regard for the provisions in item XVIII of this article~~;

XIX~~VIII~~ — to authorize the execution of any legal business between the Company and its controlled companies, on the one part, and any related parties, on the other part, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors;~~whenever the amounts involved are greater than twenty million Reais (R$20,000,000.00) per year;~~

XX — to approve transactions of acquisition, assignment, transfer, disposal or encumbrance of equity interest, on any account or in any manner whatsoever, in amounts exceeding the limit established by the Policy of Authorities approved by the Board of Directors;

X~~I~~X — to decide on the issue of commercial papers for public placement in Brazil, providing on: (i) value of issue and its division into series; (ii) quantity and par value; (iii) remuneration conditions and monetary restatement; (iv) maturity of bonds; (v) guarantees; (vi) statement for evidencing the compliance with legal limits; (vii) venue of payment; (viii) contracting of provision of services related to the issue;

XXII - with a view to complying with the good practices of Corporate Governance, approving the creation of Committees (one of which shall be the Finance Committee), as well as their corresponding regulations, which shall bear, in addition to any other matters of the Company’s interest, the specific rules related to works, competence, remuneration and procedures;

XXIII - to define the triple list of institutions or companies specialized in the economic valuation of companies for preparation of an valuation report for purposes of public offerings provided in Chapters VIII and X of these By-laws;

XX~~I~~IV - to pronounce itself in favor or against any public offering of shares whose subject are the shares issued by the Company, by means of a previously grounded opinion, published within up to fifteen (15) days from the publication of the notice of public offering of shares, which shall address, at least (i) the convenience and the opportunity of the public offering of shares in relation to the joint interest of shareholders and also in relation to the liquidity of securities under its title; (ii) the repercussions of the public offering of shares on the Company’s interests; (iii) the strategic plans published by the offering in relation to the Company; (iv) other aspects the Board of Directors deems appropriate, as well as the information required by the applicable rules established by CVM; and

~~XXIII~~ XXV to define the triple list of companies specialized in the economic valuation of companies for preparation of a valuation report of the Company’s shares, in cases of IPO for cancellation as a publicly-held company or for delisting from the Novo Mercado.

Article 18 - The Board of Directors shall appoint, among the Officers, the one who will combine the functions as Investor Relations Officer, and it shall be incumbent thereupon to provide investors, Stock Exchange and the Brazilian Securities Commission — CVM with the information required.

SECTION II - EXECUTIVE BOARD

Article 19 - The Executive Board shall be comprised of, at least, three (3) and, at most, ten (10) members, either shareholders or not, elected by the Board of Directors, with a term of office of one (1) year, and they may be reelected, of which one is a Chairman and all the others without specific designation.

§ 1- The Officers are discharged of pledge or security of shares.

§ 2 — The taking of office in the position as Officer shall occur upon execution of an instrument of taking of office, drawn up in the book of minutes of the Executive Board meetings, in compliance with the provisions of Article 11, Sole paragraph, of these bylaws.

§ 3 — After the end of the period for which they were elected, the Officers shall remain vested in office, until the election and vesting in office of the elected alternates.

§ 4 — Upon any vacancy or final hindrance of an Officer, the Board of Directors may elect the alternate, who shall complete the term of office of the replaced officer.

§ 5 — In the absence or temporary hindrance of an Officer, the Chairman shall appoint the one, among the Officers, who shall provisionally combine the functions of the absent or hindered officer.

§ 6 — The Officers shall receive the remuneration that is individually established by the Board of Directors.

Article 20 — The Executive Board shall meet whenever it is required to decide on the matters incumbent on it, set forth in the law or in these By-laws.

§ 1 - The Executive Board meetings shall be chaired by the Chairman. Upon his absence and lack of appointment provided in Article 24, all the other officers shall elect, thereupon, the one to preside the meeting,

§ 2 — The Executive Board resolutions shall be drawn up in minutes, transcribed in an appropriate book.

§ 3 - The Executive Board meetings shall be established upon the attendance, at least, of the majority of its members.

§ 4 — The resolutions by the Executive Board shall be made by simple majority of votes, and the casting vote shall be incumbent upon the Chairman in the event of tie.

Article 21 — It shall be incumbent upon the Executive Board, in compliance with the provisions of Articles 23 and 26:

I — the broadest and most general management and representation powers of the Company for performing legal acts in general, within the limits set forth by the law or by these By-laws;

II- to previously authorize, at an Executive Board meeting:

(a) the opening and closure of branches or establishments as set forth in article 2 of these By-Laws;

(b) the disposal or encumbrance of properties of the Company in amounts exceeding the limit established by the Policy of Authorities approved by the Board of Directors. All other cases of exchanges and donations are excluded and shall be approved by the Board of Directors regardless of the amount;

(c) the provision of guarantees in favor of third parties, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors. Any guarantees provided in favor of companies or entities controlled by the Company itself, individually or jointly, and any guarantees of any kind whatsoever granted in legal proceedings to which the Company or its controlled companies are a party are excluded and shall require authorization from the  Executive Board;

(d) the execution of financial transactions by the Company, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors;

(e) the execution of any legal business that is binding upon the Company or that exempts third parties from liability to the Company, in individual amounts per transaction that exceed the limit established by the Policy of Authorities approved by the Board of Directors. The Pulp Sale Agreements are excluded as they require approval from the Executive Board;~~including the provision of aval guarantees, collateral and any other personal guarantees or security interests, whenever the amounts involved are greater than twenty million Reais (R$20,000,000.00) in any fiscal year, with due regard for the express authorization of the Board of Directors in the events set forth in items XIV to XVIII of article 17 of these By-Laws;~~

(f) approval of transactions of acquisition, assignment, transfer, disposal or encumbrance of equity interest, on any account or in any manner whatsoever, regardless of the proposed amount; and

(g~~c~~) the establishment of subsidiaries or investment in other companies, except those arising out of tax incentives.

Article 22 — The representation of the Company as plaintiff and defendant, for the performance of any acts, as well as the performance of any legal businesses, in accordance with the specific competences of the Board of Directors and the Executive Board set forth in these By-laws and in accordance with the requirement of authorization from those bodies as provided in Article 17, subparagraphs XIV through XVIII, and Article 21, II of these By-laws, shall occur upon the joint signature of two Officers or one Officer and one attorney-in-fact, or also two attorneys-in-fact, who are legally appointed and vested with specific powers.

§ 1 — Except for the provisions of these By-laws, the Company may be represented by a single Officer or attorney-in-fact (i) in the performance of any actions of mere administrative routine, including those performed before public offices in general, autarchies, public companies, private and public joint stock companies, Commercial Registry, Labor Courts, National Institute of Social Security (INSS), Unemployment Compensation Fund (FGTS) and their collecting banks, (ii) before public utility service concessionaires or permissionaires, in any acts that do not imply the undertaking of any obligations or the discharge of third parties obligations, (iii) for preservation of its rights in administrative proceedings or proceedings of any other kind, and the compliance with its tax, labor or social security obligations, (iv) in the endorsement of notes for collection or deposit in the Company’s banking accounts and (v) for purposes of service of summons, service of process, notices or interpellations, or also for the representation of the Company in Court.

§ 2 — The attorneys-in-fact shall be appointed by a specific instrument, executed by two Officers, which shall specify the powers granted and the term, always definite, except when they are granted to professionals qualified for general jurisdiction, with powers of ad judicia et extra clause, or for defense of the Company’s interests in administrative proceedings.

Article 23 — It shall be incumbent upon the Chairman:

a) to call and preside the Executive Board’s meetings;

b) to comply with and watch for these By-laws, the resolutions of the Shareholders Meeting and the resolutions of the Board of Directors and the Executive Board to be complied with;

c) to coordinate and supervise the activities of the Executive Board members, with a view to rendering compatible the operation of them all in the interest of the Company.

Article 24 - The Chairman shall be replaced in his absences or hindrances, by another Officer appointed thereby, in writing or orally, and the alternate may exercise all specific assignments of the Chairman pursuant to these By-laws.

Article 25 — It shall be incumbent upon the Officers the individual liability for the supervision and control of activities inherent to their corresponding areas of operation, in addition to other attributions that are granted thereto by the Board of Directors and by the Chairman.

Article 26 — It shall be incumbent upon the Investor Relations Officer:

a) to manage the shareholding policy;

b) to represent the Company before surveillance bodies and national or international entities of the market where its securities are taken in for trading, specially the CVM and BM&FBOVESPA;

c) to represent the Company before the investor audience and provide the required information;

d) to take actions in order to keep updated the registration as a publicly-held company before CVM; and

e) to carry out any other activities that are assigned thereto by the Chairman.

CHAPTER IV — FISCAL COUNCIL

Article 27 — The Fiscal Council shall not operate on a permanent basis, and shall only be established at the request of the shareholders, in accordance with the applicable legislation. Once it is established, the Fiscal Council shall be comprised of three (3) to five (5) permanent members and the same number of alternates, elected by the Shareholders Meeting, and shall be governed by the applicable regulatory laws and rules, these By-laws and its Internal Regulations.

§ 1 — The members of the Fiscal Council shall be vested in their corresponding offices upon execution of an instrument of taking of office, drawn up in the book of meeting minutes of the Fiscal Council, as well as an Instrument of Consent of the Members of the Fiscal Council, pursuant to the provisions of the Novo Mercado Listing Regulations.

§ 2 — The permanent members of the Fiscal Council shall be entitled to the remuneration established by the Shareholders Meeting, in compliance with the minimum legal limit, and shall not receive any additional remuneration from the Company, from a company controlled thereby or a company associated thereto, unless such additional remuneration results from, or is related to services rendered to the Company previously to the election, or does not compromise the performance of the role as a fiscal council member.

§ 3 — The Fiscal Council may only be comprised of people that meet the requirements provided in law and the regulatory rules.

§ 4 — During the vacancy in the position of any member of the Fiscal Council, the corresponding alternate shall perform such a function.

§ 5 — The members of the Fiscal Council shall perform their function based on the duties of loyalty, diligence and information provided in the law and regulatory rules.

§ 6 — Upon its establishment, the Fiscal Council may, for exercising its functions, meet with the management, the internal audit and the Company’s independent auditors.

§ 7 — The operation of the Fiscal Council, when established, shall be governed by Internal Regulations approved at a specific meeting and shall be filed at the Company’s headquarters.

CHAPTER V - SHAREHOLDERS MEETINGS

Article 28 — The Shareholders Meeting, convened and established pursuant to the law and these By-laws, is the paramount body to decide on all corporate businesses and to make the resolutions it deems to be convenient, and the term of advance for the first call shall be fifteen (15) days and eight (8) days for the second call. For a complex matter, the Meeting may be convened with thirty (30) days in advance, pursuant to the Regulations in effect.

§ 1- The Shareholders Meeting shall meet ordinarily once a year, in the first four months following the end of the fiscal year, in order to decide on the matters listed in Article 132 of Law 6404/76.

§ 2- The Shareholders Meeting may meet, extraordinarily at any time, upon call by the Board of Directors executed by any of its members and also in the hypotheses provided in the law, by call of shareholders or the Fiscal Council.

§ 3- The Shareholders Meeting shall be presided and shall have the assistance of a chairman and secretary selected by the attending shareholders upon its holding.

§ 4 — Attorneys-in-fact and shareholder representatives may participate in the Shareholders Meetings when they have submitted, at the corporate headquarters, within up to three business days before the date scheduled for those plenary meetings, their corresponding proxies and representation instruments. Should the shareholder have failed to submit the proxies and the representation instruments within the term set forth in these By-laws, he may attend the Meeting, as long as he attends the Meeting bearing the originals of the documents evidencing his powers.

§ 5- In addition to the subject matters that are incumbent on it as provided for in the law and these By-laws, it shall also be incumbent upon the Shareholders Meeting to approve:

a) the cancellation of registration of a publicly-held company with CVM;

b) the delisting from BM&FBOVESPA Novo Mercado;

c) the selection of a specialized company in charge of determining the Company’s economic value for purposes of the public offerings provided in Chapters VIII and X of these By-laws, among the triple list of companies appointed by the Board of Directors;

d) plans for granting stock options to the Company’s managers and employees and those of any other companies that are directly or indirectly controlled by the Company, without preemptive right of shareholders.

§ 6 — The resolution on amendments or exclusion of article 33 of these By-laws shall be made by the majority of votes of attendees, in compliance with the minimum quorum for resolution equal to or greater than thirty percent (30%) of the voting capital stock.

CHAPTER VI — STATUTORY AUDIT COMMITTEE

Article 29 - The Company shall have a Statutory Audit Committee (“CAE”), a collegiate body for assistance and instruction that is directly related to the Company’s Board of Directors, with aims at supervising the quality and integrity of financial reports, the compliance with the legal, statutory and regulatory rules, the adequacy of proceedings related to risk management and the activities of internal and independent auditors.

§ 1- The CAE shall have its own Internal Regulations, approved by the Board of Directors, which shall provide in details its functions, as well as its operating procedures, in compliance with the legislation in effect and the rules issued by the regulating bodies of the capital market and Stock Exchange in which the Company’s securities are listed.

§ 2- The CAE shall operate on a permanent basis and shall be comprised of at least three (3) and, at most, five (5) members, whose term of office shall be five (5) years, appointed and dismissed by the Board of Directors, which comply with the requirements of independence and which, at least one member, has acknowledged experience in subjects of corporate accounting, as provided in the CAE’s Internal Regulations, the applicable legislation and the rules issued by the capital market regulating agencies and the Stock Exchange in which the Company’s securities are listed. The CAE shall be provided with a Coordinator, whose activities shall be defined in the Internal Regulations.

§ 3 — The Company’s Officers attendance, as well as those of its controlled companies, parent company, associates or companies under common control, directly or indirectly in the CAE is not allowed.

§ 4- The CAE shall have among other functions:

I — to review the financial statements;

II — to promote the surveillance of the financial area;

III — to watch for the Executive Board to develop reliable internal controls;

IV — to watch for the internal audit to satisfactorily perform its role and for the external auditors to assess, through their own revision, the Executive Board and internal audit practices;

V — to establish with the external audit the work plan and the fees arrangement;

VI — to advise to the Board of Directors the contracting, remuneration and replacement of external audit; and

VII — to interact with the external audit on matters related to the audit proceeding.

§ 5- The Board of Directors shall define the remuneration of CAE’s members, as well as the budget intended to cover the expenses of its operation.

CHAPTER VII — FISCAL YEAR, FINANCIAL STATEMENTS AND PROFITS

Article 30 — The fiscal year shall start on January 1 and end on December 31 of each year, the date on which the relevant financial statements shall be prepared, in accordance with the legal determinations.

Sole paragraph - The Company may prepare intermediate balance sheets at any time of the fiscal year, based on which the Board of Directors may approve the anticipation of dividends provided in these By-laws.

Article 31 — The managers shall propose to the Shareholders Meeting the allocation to be given to the net profit of the fiscal year, with a mandatory and successive allocation of:

I — five percent (5%) for establishment of the legal reserve which shall not exceed twenty percent (20%) of the capital stock;

II — the portion corresponding to the establishment of contingency reserves;

III — twenty-five percent (25%), at least, shall be intended for the payment of the annual mandatory dividend to shareholders, ascertained pursuant to art. 202 of Law No. 6404 of December 15, 1976;

IV - the balance to be ascertained shall be allocated as established by the Shareholders Meeting, in compliance with the provisions of the law.

Sole Paragraph — The payment of dividends shall occur within the maximum term of sixty (60) days, counted as of the date of the Shareholders Meeting or the meeting of the Board of Directors that approves it.

Article 32 — Upon resolution by the Board of Directors, interest as remuneration on owned capital may be paid or credited to shareholders, up to the limit allowed by law, pursuant to article 9 of Law No. 9249, of December 26, 1995, whose amount may be imputed to the value of mandatory dividends addressed by item III of article 31 above, pursuant to the applicable legislation.

CHAPTER VIII — PUBLIC OFFERING IN THE EVENT OF ACQUISITION OF MATERIAL EQUITY INTEREST

Article 33 — Any Person (as defined in paragraph 1 below) that subscribes to, purchases or, in any way, becomes the holder of title, directly or indirectly, in Brazil or abroad, to Material Equity Interest (as defined in paragraph 2 below) in the Company shall, within the maximum term of sixty (60) days counted as of the date of the event from which the title to Material Equity Interest arises out of, make a public offering for acquisition of the totality of shares issued by the Company (“IPO”), in accordance with the provisions of the applicable regulations of the Brazilian Securities Commission - CVM, BM&FBOVESPA regulations and the terms of this Article.

§ 1 — For purposes of these By-laws, “Person” means any person including, without limitation, any individual or legal entity, investment fund, closed-end fund, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad, or group of people bound by a voting agreement or acting jointly representing the same interests. It shall be included among the examples of group of people that act representing jointly the same interests the one that (i) is, directly or indirectly, controlled or administered by a person integrating the group of people, (ii) controls or administers, in any way, a person integrating the group of people, (iii) is, directly or indirectly, controlled or administered by any person that controls or administers, directly or indirectly, a person integrating the group of people, (iv) in which the controlling shareholder of such person integrating the group of people holds, directly or indirectly, equity interest equal to or greater than twenty-five percent (25%) of the voting capital, (v) in which such person integrating the group of people holds, directly or indirectly, equity interest equal to or greater than twenty-five percent (25%) of the voting capital, or (vi) holds, directly or indirectly, equity interest equal to or greater than twenty-five percent (25%) of the voting capital of the person integrating the group of people.

§ 2 — For purposes of these By-laws, “Material Equity Interest” means the quantity of shares issued by the Company in a percentage equal to or greater than twenty-five percent (25%) of the total shares issued thereby.

§ 3 — For purposes of these By-laws, “Controlling Shareholder” means the shareholder or the group of shareholders, as defined in Novo Mercado Regulations (“Group of shareholders”), that exercises the Controlling Power (as defined in paragraph 4 below).

§ 4 - For purposes of these By-laws, the expression. “Controlling Power” means the power effectively used to direct the corporate activities and guide the operation of the Company’s agencies, directly or indirectly, in fact or at law, irrespectively of the equity interest held. There is relative presumption of Controlling Power title in relation to the person or the Group of shareholders that holds title to shares that have ensured thereto the absolute majority of votes of shareholders attending the Company’s last three Shareholders Meetings, even if it does not hold title to the shares that ensure thereto the absolute majority of voting capital.

§ 5 — The IPO shall be (i) addressed indistinctively to all of the Company’s shareholders, (ii) made effective in an auction to be held at BM&FBOVESPA, (iii) launched at the price agreed upon pursuant to the provisions of Paragraph 6 below, and (iv) paid at sight, in legal tender, upon the acquisition at IPO of the shares issued by the Company.

§ 6 — The IPO acquisition price for every share issued by the Company shall be the greatest of the following values:

(a) economic value obtained from an economic-financial valuation report on the Company carried out by a specialized institution or company having proven experience in the valuation of publicly held companies, selected by the Shareholders Meeting, upon the submission, by the Board of Directors, of a triple list, in compliance with the provision of Paragraph 1 of Article 41;

(b) Share Value added by a Premium corresponding to fifty percent (50%) applied on said value. For purposes of these By-laws, “Share Value” corresponds to the greatest value between: (i) the greatest unit quotation of shares issued by the Company during the twelve-month (12) period previously to the performance of the IPO at any stock exchange in which the Company’s shares have been traded, and (ii) the unit price related to the last issue of Company’s shares, in a period of twelve (12) months retroactively to the date of holding of the IPO, restated by the reference rate of SELIC monetary restatement, on the date of said issue of shares until the date of submission of IPO.

§ 7 — The performance of IPO referred to in the main provision of this article shall not exclude the possibility that a third party may formulate the competing IPO, pursuant to the applicable Regulations.

§ 8 — The Person shall be bound to comply with any possible requests or requirements of the Brazilian Securities Commission - CVM in relation to the IPO, within the maximum terms set forth in the applicable Regulations.

§ 9 — In the event that the Person fail to comply with the obligations imposed by this Article, including as regards the compliance with maximum terms (i) for performance of IPO, or (ii) for meeting any possible requests or requirements of CVM, the Company’s Board of Directors shall convene a Special Shareholders Meeting, in which said Person may not vote, in order to decide on the suspension of the exercise of the rights of the Person that failed to comply with any obligation imposed by this article, as provided in article 120 of Law No. 6404, of December 15, 1976.

§ 10 — Any Person that acquires or becomes a titleholder, in Brazil or abroad, of any other rights, including usufruct or trust, to shares issued by the Company which results in such a Person becoming a titleholder to Material Equity Interest shall be equally bound to, within the maximum term of sixty (60) days counted as of the date of the event that has resulted in the title to the Material Equity Interest, make an IPO, pursuant to this article 33.

§ 11 — The obligations contained in article 254-A of Law No. 6404/76 and articles 35, 36 and 37 of these By-laws exclude the performance by the Person holding title to the Material Equity Interest of the obligations contained in this article.

§ 12 — The provisions of this article 33 shall not apply in the event that a person becomes titleholder to Material Equity Interest as a result of (i) merger of another company into the Company, (ii) the merger of the shares issued by another company into the Company, or (iii) the subscription to shares issued by the Company, performed at a single primary issue approved at a Company’s Shareholders Meeting, convened by its Board of Directors, and whose proposal for capital increase has determined the fixation of an issue price for the shares based on Economic Value.

§ 13 — Should the CVM Regulations applicable to the IPO order the adoption of a calculation criteria for establishment of the acquisition price at the IPO for each share issued by the Company which results in an acquisition price above that established pursuant to Paragraph 6 above, upon performance of the IPO, the acquisition price calculated pursuant to CVM Regulations shall prevail.

Article 34 — Any Person that holds title to the Company’s Outstanding Shares, in a quantity greater than ten percent (10%) of the total of shares issued by the Company and that wishes to make a new acquisition of shares issued by the Company (“New Acquisition”), shall be required, previously to every New Acquisition, to inform in writing to the Company such an intention, with the minimum advance of three (3) business days from the date provided for the New Acquisition.

§ 1 — For purposes of this article, “‘Outstanding Shares” means all shares issued by the Company except for those (i) under direct or indirect title of the Controlling Shareholder (as defined in paragraph 3 of Article 33) or people related thereto; (ii) at the Company’s treasury; (iii) held by another company that is controlled by the Company; and (iv) whose title is held, directly or indirectly, by the Company’s managers.

§ 2 — In the event that the Person fails to comply with the obligations imposed by this article, the provisions of Article 33, Paragraph 9, above shall apply.

CHAPTER IX - TRANSFER OF CONTROL

Article 35 - The Transfer of Control of the Company, whether through a single transaction or a series of successive transactions shall be agreed under a precedent or subsequent condition that the purchaser of Control Power undertakes to conduct a public offering of shares issued by the Company held by the other shareholders, subject to the conditions and terms set forth in applicable law and in the Novo Mercado Listing Regulations, in order to assure equal treatment to that given to the selling Controlling Shareholder.

§ 1 - For purposes of these Bylaws, “Transfer of Control of the Company” means the onerous transfer of the Controlling Shares to a third party.

§ 2 - For purposes of these Bylaws, “Controlling Shares” means the shares that assure, directly or indirectly, to their holder(s), an individual and/or shared exercise of the Control

Power of the Company, as defined in § 4 of Article 33 hereof.

Article 36 - The public offering referred to in the preceding article shall be taken:

I — in case of onerous assignment of subscription rights to shares and other securities or rights related to securities convertible into shares, which may result in the Transfer of Control of the Company; and

II - in case of transfer of control of the company holding the Control Power of the Company, and in this case the seller of the Control Power of the Company shall be required to declare to BM&FBOVESPA the amount ascribed to the Company in such sale and attach documentation evidencing such amount.

Sole Paragraph - The public offering requirement under this Article shall not apply when, once implemented any form of corporate restructuring of shareholders who exercise the Control Power of the Company, any of them ceases to be a direct controlling shareholder, but the Control Power of the Company remains held by the Economic Group to which such shareholder is a member and it continues to exercise the Control Power, even if indirectly. For the purposes of this Article, the term Economic Group means the companies that control or are directly or indirectly under common control of the shareholder previously mentioned.

Article 37 - Any person who, through a private share purchase agreement executed with the Controlling Shareholder of the Company, involving any number of shares, ~~a~~ purchases the Control Power of the Company, shall:

I - make the public offering referred to in Article 35 hereof; and

II - pay, according to the following terms, an amount equal to the difference between the public offering price and the price paid per share purchased on the stock exchange within six (6) months preceding the date of acquisition of the Control Power, duly restated to payment date. Such amount shall be distributed among all the persons who sold shares of the Company in the trading sessions where the Buyer made the purchase in proportion to the daily seller net balance of each acquisition, and BM&FBOVESPA shall provide the distribution, pursuant to its regulations.

Article 38 - The Company shall not register any transfer of shares to the purchaser of Control Power, or the one(s) that come to hold the Control Power as long as it/they does/do not subscribe the Controlling Shareholders’ Consent Instrument, as provided in the Novo Mercado Listing Regulations. The Company shall only register the shareholders’ agreement regarding the exercise of Control Power after its signatories have subscribed the Consent Instrument.

CHAPTER X - CANCELLATION OF REGISTRATION OF PUBLICLY-HELD COMPANY AND DELISTING FROM THE NOVO MERCADO

Article 39 - In the public offering of shares to be held by the shareholder or group of shareholders holding the Control Power or by the Company for the cancellation of its registration as a publicly-held company, the minimum price to be offered shall correspond to the economic value determined in the valuation report (“Economic Value”), subject to the applicable legal rules and regulations.

Article 40 - If the shareholders at the Special Shareholders Meeting resolve on the delisting of the Company from the Novo Mercado or if such delisting occurs due to corporate reorganization in which the securities issued by the company resulting from such reorganization are not accepted to trading on the Novo Mercado within 120 (one hundred and twenty) days from the date of the Shareholders Meeting that approved the mentioned transaction, the shareholder or group of shareholders holding the Control Power of the Company shall perform a public offering of shares, which minimum price to be offered shall correspond to the Economic Value ascertained in the valuation report, subject to the applicable legal rules and regulations.

Article 41 - The valuation report referred to in articles 39 and 40 hereof shall be prepared by a specialized institution or company with proven experience and independent from any power of decision of the Company, its managers and Controlling Shareholder(s), and the report shall also meet the requirements of Paragraphs 1 and 6 of Article 8 of Law No. 6404/76.

§ 1 - The choice of the specialized institution or company responsible for determining the Economic Value of the Company is incumbent upon of the Shareholders Meeting, from the presentation by the Board of Directors of a list of three options, and the respective resolution shall, while disregarding the blank votes, be taken by majority vote of shareholders representing the Outstanding Shares present at that Meeting, which if convened on first call, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or, if convened on second call, may count on the attendance of any number of shareholders holders of Outstanding Shares.

§ 2 - The costs for preparing the valuation report shall be fully borne by whomever is responsible for the presentation of the public offering (the offeror).

Article 42 - In case there is no Controlling Shareholder: (i) whenever approved, at the Shareholders Meeting, the cancellation of registration as a publicly-held company, a public offering of shares shall take place, as contemplated in Article 40, provided that, in this case, the Company may only acquire the shares held by the shareholders who voted in favor of deregistration after having acquired the shares of other shareholders who have not voted in favor of deregistering and have accepted such offer; and (ii) whenever approved at the Shareholders Meeting, the Company’s delisting from Novo Mercado, whether for registration of trading of the securities outside of Novo Mercado or for corporate reorganization as provided for in Article 40 hereof, the delisting will be conditioned to the completion of a public offering of shares on the same terms provided for in Article 40 above.

§ 1 — The mentioned Shareholders Meeting shall define the person(s) in charge of the public offering of shares, which if attending the Meeting shall expressly assume the obligation to make the offering.”

§ 2 - In the absence of a definition of those responsible for the public offering of shares in the event of a corporate reorganization, in which the resulting company does not have its securities admitted for trading on the Novo Mercado, the shareholders who voted for the corporate reorganization shall make such offering.

Article 43 - The delisting of the Company from the Novo Mercado for breach of obligations contained in the Novo Mercado Regulations is subject to the performance of a public offering to acquire shares, at least, by the Economic Value of shares, to be determined in a valuation report, subject to the applicable legal rules and regulations.

§ 1 The Controlling Shareholder shall conduct a public offering of shares provided for in the main provision of this article.

§ 2 In the event there is no Controlling Shareholder and the delisting from the Novo Mercado referred to in the main provision herein arises from a resolution of the Shareholders Meeting, the shareholders who voted in favor of the resolution that led to its failure to comply shall make the public offering of shares referred to above.

§ 3 In the event there is no Controlling Shareholder and the delisting from the Novo Mercado mentioned in the main provision herein occurs due to an act or fact of the administration, the Managers of the Company shall convene a Shareholders general whose agenda shall be the resolution on how to remedy the breach of obligations contained in the Novo Mercado Regulations or, if applicable, to resolve on the delisting from the Novo Mercado.

§ 4 If the Shareholders Meeting referred to in Paragraph 3 above resolves for the delisting of the Company from the Novo Mercado, said Shareholders Meeting shall define the person(s) in charge for the public offering of shares referred to in the main provision, which once present in the Meeting, shall expressly assume the obligation to carry out the offering.

Article 44 - In case there is no Controlling Shareholder, if BM&FBOVESPA determines that the price of securities issued by the Company be disclosed separately or that the securities issued by the Company be suspended from trading on the Novo Mercado due to the breach of obligations contained in the Novo Mercado Listing Regulations by an act or fact of the management, the Chairman of the Board of Directors shall, within 2 (two) days of the determination, counting only the days on which the newspapers usually used by the Company have circulated, convene a Special Shareholders Meeting to remedy the breach of the obligations contained in the Novo Mercado Regulations or, if applicable, resolve on the replacement of the whole Board of Directors and/or the delisting from the Novo Mercado.

§ 1 If the Special Shareholders Meeting referred to in this article resolves for the delisting of the Company from the Novo Mercado, said Shareholders Meeting shall define the person(s) in charge of the performance of the public offering of shares referred to above, which, once attending the Meeting, shall expressly assume the obligation to carry out the offering.

§ 2 - If the Special Shareholders Meeting referred to in this article is not convened by the Chairman of the Board of Directors within the prescribed period, such meeting may be convened by any shareholder of the Company, subject to the terms of Article 123, sole paragraph, items “b” and “c” of Law No. 6404/76.

CHAPTER XI — SHAREHOLDERS’ AGREEMENT

Article 45 - The shareholders’ agreements dealing with the matters mentioned in Article 118 of Law 6404 of December 15, 1976, as well as any other matters, shall be observed by the Company, once filed at the principal place of business.

Sole Paragraph - The obligations or liens resulting from these agreements shall be enforceable against third parties after annotation in the appropriate records of the depositary institution of the shares issued by the Company.

CHAPTER XII - LIQUIDATION

Article 46 - The Company shall be liquidated in the cases provided by law, and the Shareholders Meeting shall resolve on its processing, electing the liquidators and members of the Fiscal Council that shall mandatorily operate during liquidation.

CHAPTER XIII - ARBITRATION

Article 47 - The Company, its shareholders, managers and members of the Fiscal Council agree to resolve through arbitration before the Market Arbitration Chamber any dispute or controversy that may arise between them in connection with or arising, in particular, from the application, validity, effectiveness, interpretation, violation and its effects of the provisions of Law No. 6404 of December 15, 1976, of these Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission — CVM, as well as other rules applicable to the operation of the capital markets in general, and those contained in the Novo Mercado Regulations, the Novo Mercado Participation Agreement, the Rules of Arbitration of the Market Arbitration Chamber and the Sanctions Regulations.

CHAPTER XIV - GENERAL PROVISIONS

Article 48 - The provisions of Article 33 of these Bylaws shall not apply to shareholders who, on April 30, 2009, held twenty five percent (25%) or more of the total shares issued by the Company and its successors, including and especially the shareholders signatories of the Shareholders Agreement dated October 29, 2009 and filed at the Company’s principal place of business.

Article 49 - Subject to the Novo Mercado Regulations, any omissions in these Bylaws shall be resolved by the Shareholders Meeting and governed in accordance with the provisions of Law No. 6404 of December 15, 1976.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO